UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
 (Amendment No. 1)

Under the Securities Exchange Act of 1934

   California Coastal Communities, Inc.
(Name of Issuer)

   Common Stock, Par Value $.05 Per Share
(Title of Class of Securities)

   129915203

(CUSIP Number)

  James Masur
  Babson Capital Management  LLC
  470 Atlantic Avenue, 9th Floor
  Boston , MA  02210
  (617)761-3800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
   August 15, 2008
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person*s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be *filed* for the purpose of Section 18 of the Securities Exchange Act of 1934 (*Act*) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

			Page 1 of 6 Pages

			SCHEDULE 13D

CUSIP No. 129915203	Page 2 of 6 Pages

1	Names of Reporting Persons
  	 	MARTI P. MURRAY
2	Check the Appropriate Box if a Member of a Group
                  (See Instructions)
 	 	 	(a)
		        (b)
3	SEC Use Only
4	Source of Funds (See Instructions)
 	 	WC, PF
5	Check if Disclosure of Legal Proceedings Is
	Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization
 	United States

Number of
Shares
Beneficially
Owned By
Each
Reporting
Person
With
7	Sole Voting Power
 	419,716
8	Shared Voting Power
	0
9	Sole Dispositive Power
	419,716
10	Shared Dispositive Power
 	 	 	0
11	Aggregate Amount Beneficially Owned by Each
	Reporting Person
 	 	 	419,716
12	Check if the Aggregate Amount in Row (11)
	Excludes Certain Shares (See Instructions)


 	 	 	SCHEDULE 13D
CUSIP No. 129915203	Page 3 of 6 Pages
13	Percent of Class Represented By Amount in
	Row (11)
 	 	 	3.86%
14	Type of Reporting Person (See Instructions)
 	IN


Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D amends and restates,
where indicated, the statement on Schedule 13D relating
to shares of common stock, par value $0.05 per share
(the *Shares*), of California Coastal Communities, Inc.,
(the *Issuer*).   The address of the principal executive
office of the Issuer is 6 Executive Circle, Suite 250,
Irvine, CA 92614. This Amendment No. 1 is being filed to disclose the disposition of securities of the Issuer and report that the Reporting Person is no longer a beneficial owner of more than 5% of the common stock of the Issuer.
Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the reporting person in the initial Schedule13D.

Item 2. Identity and Background

This Statement is being filed on behalf of Marti P. Murray
(the *Reporting Person*). The business address of the Reporting Person is c/o Babson Capital Management LLC, 340
Madison Avenue, 18th Floor, New York, NY 10017. The
Reporting Person's present principal occupation is as a Managing Director of Babson Capital Management LLC (*BCM*) which is a registered investment adviser and manages accounts on a discretionary basis for certain of its investment management clients.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Previously reported Shares are held directly by BCM*s investment management clients in brokerage accounts maintained at unaffiliated financial institutions for which BCM has been delegated full investment authority, by the Reporting Person individually through the receipt of such Shares in lieu of cash consideration by the Issuer to the Reporting Person in consideration of the Reporting
Person serving as a director of the Issuer, as well as by ReCap Equities Partners, L.P., for which the general partner is Murray Investment Management, LLC. The
Reporting Person is the managing member of Murray
Investment Management, LLC.


SCHEDULE 13D

CUSIP No. 129915203	Page 4 of 6 Pages

Item 4. Purpose of Transaction

All of the Shares reported herein as having been acquired for the account of BCM*s investment management clients and certain investment funds, were acquired for investment purposes. Ms. Murray, a director of the Issuer, was issued 3,515 Shares under the Director Fee Program of the
Issuer*s Amended and Restated 1993 Stock Option/Stock Issuance Plan (the *1993 Plan*) at the election of Ms. Murray. These Shares vest in 25% increments at the end of each calendar quarter during 2008. Upon vesting, the Reporting Person intends to transfer these Shares to certain investment advisory clients of BCM for no consideration.

The Reporting Person has no plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person retains the right to modify her plans with respect to the transactions described in this Schedule 13D, to vote, acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5. Interest in Securities of the Issuer

 (a)	According to the Issuer, as of August 4, 2008 as set
	forth in the Issuer*s Form 10-Q for the quarterly period ending June 30,2008, the Issuer had issued and outstanding a total of 10,871,870 Shares. As of the date of this Amendment No.1, the Reporting Person may be deemed to be the beneficial owner of 419,716 Shares (which constitutes 3.86% of the Shares outstanding). This includes 3,515 restricted Shares (which constitutes 0.03% of the Shares outstanding) issued to Ms. Murray under the 1993 Plan and 416,201 Shares (which constitutes 3.83% of the Shares outstanding) held directly by the following entities in the following amounts and percentages: 414,027 Shares (which constitutes 3.81.% of the Shares outstanding) are held directly by BCM*s investment management clients in brokerage accounts maintained at unaffiliated financial institutions for which BCM has been delegated full investment authority; and ReCap Equities Partners, L.P. directly owns 2,174 Shares (which constitutes 0.02% of the Shares outstanding).

	The Reporting Person is the managing member of Murray Investment Management, LLC, a general partner of ReCap Equities Partners, L.P., and has sole voting and dispositive power with respect to, and therefore may be deemed to beneficially own, the Shares held by the investment advisory clients of BCM. The Reporting Person disclaims beneficial ownership of the 419,716 Shares except to the extent of her pecuniary interest therein.

(b) The Reporting Person has the sole power to vote, or to direct the vote of 419,716 Shares of Common Stock and sole power to dispose of, or to direct the disposition of 419,716 Shares of Common Stock. The Reporting Person disclaims beneficial ownership of the 419,716 Shares except to the extent of her pecuniary interest therein.

(c)     The following table sets forth all transactions with
	respect	to the Shares effected during the past 60 days
	by the Reporting Person, inclusive of any transactions effected through 4:00 p.m., New York City time, on August 15, 2008. Except as otherwise noted, all such transactions were effected in the open market. The Reporting Person disclaims beneficial ownership of the 419,716 Shares except to the extent of her pecuniary interest therein.

SCHEDULE 13D

CUSIP No. 129915203	Page 5 of 6 Pages

Date	Number of Shares 	Price Per Share
Sold 	in a Private Sale
----	----------------	--------------
8/15/2008	125,000	       $2.80

(d)	Not applicable.
(e)	The Reporting Person ceased to be the beneficial owner of
	more than five percent of Issuer's Common Stock on August
	15, 2008.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There have been no changes to Item 6 since the initial Schedule 13D filed on January 11, 2008.

Item 7. Material to be Filed as Exhibits
None.


SCHEDULE 13D

CUSIP No. 129915203	Page 6 of 6 Pages


SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: September 16, 2008

By:/s/ Marti P. Murray
Name: Marti P. Murray